FIRST AMENDMENT

TO THE AMENDED AND RESTATED BYLAWS

OF

SEARCHLIGHT MINERALS CORP.

(a Nevada corporation)

(Effective as of September 18, 2013)

On September 13, 2013, the Board of Directors of Searchlight Minerals Corp. (the “Company”) voted to approve the amendment set forth below to the Amended and Restated Bylaws of the Company, dated as of April 23, 2009 (the “Bylaws”), to become effective on September 18, 2013.

Effective as of September 18, 2013, Article III, Section 13(c) of the Bylaws is hereby amended and restated in its entirety to read as follows:

To the extent applicable, the words and terms used in this Section 13(c) shall have the meanings ascribed to them in the Nevada Revised Statutes Sections 78.378 through 78.3793, inclusive, except where other meanings are provided below in this Section 13(c). The Corporation shall be deemed to be an “issuing corporation” for purposes of Nevada Revised Statutes 78.3788, irrespective of whether the Corporation has 200 or more stockholders of record, or whether at least 100 of the Corporation’s stockholders have addresses in the State of Nevada appearing on the stock ledger of the Corporation, so that the provisions of the Nevada Revised Statutes, Sections 78.378 through 78.3793, inclusive, shall apply to acquisitions of a “controlling interest” in the Corporation, unless the acquisition is first approved by the board of directors before the acquisition of the controlling interest occurs.

The foregoing amendment is a true and correct copy of the amendment as duly adopted by approval of the Board.

/s/ Carl Ager____________
By: Carl Ager
Its: Secretary